K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 19, 2017
Karen Rossotto
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Evanston Alternative Opportunities Fund File Numbers 333-_______; 811-22904
Dear Ms. Rossotto:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received on June 16, 2017 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s Registration Statement on Form N-2 filed on May 19, 2017 (the “Registration Statement”). As we discussed, these comments have been addressed in the Registration Statement transmitted with this letter, which contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.
For your convenience, we have repeated below each comment followed by the response thereto.  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
Comment 1.  On page 2, in Investment Strategy, the disclosure states:

The Fund will invest, directly or indirectly, in Portfolio Funds organized, located in or managed from countries other than the U.S. and that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies (“PFICs”) for federal income tax purposes [emphasis added].

With regard to this disclosure, please

a.	Disclose in the Prospectus Summary how the Fund will invest in Portfolio Funds indirectly. Please also disclose associated risks with these investments in the Summary.

b.	Clarify here that the Fund invests in both U.S. and non-U.S. Portfolio Funds (it is unclear from this disclosure).

c.	If the Fund will invest in Portfolio Funds organized in emerging markets, please disclose so here and include any additional risk disclosure, as appropriate.

RESPONSE:  In response to the Staff’s comment, the Fund has revised its disclosure as follows:

The Fund will invest~~,~~ directly ~~or indirectly,~~ in Portfolio Funds organized in, located in or managed from countries other than the U.S. and that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies (“PFICs”) for federal income tax purposes.  The Fund may also invest directly in Portfolio Funds organized in, located in or managed from the U.S.

Supplementally, the Fund confirms that it does not invest in Portfolio Funds organized in emerging markets.  Moreover, the Fund has reviewed the disclosures in the Registration Statement and confirms that all related risks have been reasonably and appropriately disclosed.

Comment 2.  On page 7, in Expense Limitation Agreement, the disclosure states “[t]he Fund…is not obligated to pay any such amount more than three years after the end of the fiscal year in which the Adviser deferred a fee or reimbursed an expense [emphasis added].  Please replace “after the end of the fiscal year in” with “after the date on”.

RESPONSE:  The requested change has been made.

Comment 3.  On page 14, in Risks of Direct Trading by the Fund, the disclosure states that “[a]ny [direct trading by the Fund] would generally be subject to each of the risks described herein.”  Please confirm that no direct trading would present any additional principal risks other than those disclosed in the Prospectus.

RESPONSE:  The Fund supplementally confirms that it has reviewed the disclosures in the Registration Statement and that all principal risks have been reasonably and appropriately disclosed.

Comment 4.  On page 49, in Portfolio Managers, in compliance with Item 9.c. of Form N-2, please disclose the business experience for Adam Blitz during the past 5 years.

RESPONSE:  In response to the Staff’s comment, the disclosure regarding Mr.

Blitz has been revised as follows:

Adam B. Blitz, CFA. Mr. Blitz is the Chief Executive Officer, Chief Investment Officer, a Principal and a member of the Investment Committee of the Adviser.  He joined the firm at inception in 2002.  He has over fifteen years of institutional investment management experience with an emphasis in quantitative analysis, trading and risk management.

Comment 5.  On page A-1, in The Advisor’s Past Performance (Related Performance) the third paragraph states that “…the net of fees Portfolio Composite’s performance does not reflect the deduction of the front-end sales charge or the Distribution and Service Fee applicable to Class A Shares, which, if reflected, would result in lower performance.” Please revise the disclosure to present past performance net of all actual fees/expenses, including sales loads, which would include those applicable to Class A shares, as reflected in the Fund’s fee table. See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

RESPONSE:   As previously discussed with the Staff, the Fund’s related performance has been calculated using industry best practice performance standards and the Fund believes that to deviate from those standards by calculating the performance to reflect sales loads may create confusion for investors, particularly where the Fund has shown performance in this manner since 2015 when it initially began offering Class A Shares.  The Fund is not aware of any precedent in the staff’s line of no-action letters with respect to investment company related performance that requires such performance to be calculated to reflect any sales loads.
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We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-951-9209 or Clair E. Pagnano at 261-3246.
Sincerely,

/s/ Pablo J. Man

Pablo J. Man
cc:     Scott Zimmerman
                Evanston Capital Management, LLC

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